UNIT
SECURITIES AND E
Washing

11019722

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WTS Proprietary Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 1515
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice Bensoussan 212-509-3848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurice Bensoussan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WTS Proprietary Trading Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2-4-11

Title

Notary Public

JEAN MILANI
Notary Public, State of New York
No. 01MI4702204
Qualified in Kings County
Commission Expires May 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WTS PROPRIETARY TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NEW YORK 11231

INDEPENDENT AUDITOR'S REPORT

To the Managing Members of
WTS Proprietary Trading Group, LLC

We have audited the accompanying statement of financial condition of WTS Proprietary Trading Group, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WTS Proprietary Trading Group, LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

John S. Miller, CPA

Brooklyn, New York
February 20, 2011

WTS PROPRIETARY TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 46,206
Receivable from clearing broker	1,882,816
Investments in securities, at market value (cost $1,674,154)	1,658,391
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $63,207 and $69,610 respectively	230,290
Organization cost, less accumulated amortization of $7,800	52,466
Deposits	117,234
Other assets	34,233
TOTAL ASSETS	$ 4,021,636

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold not yet purchased, at fair value (cost $424,775)	$ 420,598
Due to members	435,114
Accounts payable and accuued expenses	193,891
Accrued ENC fees payable	126,271
TOTAL LIABILITIES	1,175,875
MEMBERS' EQUITY	2,845,761
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,021,636

The accompanying notes are an integral part of this statement.

WTS PROPRIETARY TRADING GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

1. ORGANIZATION AND BUSINESS

WTS Proprietary Trading Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activity is proprietary trading as principal in the securities markets. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

The Company was organized as a limited liability company under the laws of the State of Delaware in July 2008. The Company began trading operations in January 2009. Simon Librati and Maurice Bensoussan, are the Manager members of the Company and exercise control over World Trade Securities LLC, the Class A member of the Company. Class B members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated training, trading, and overhead expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions – Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. Revenue Recognition –Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

d. Income Taxes – The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners.

   Although the Company is considered a pass-through entity for federal and New York State income state tax purposes, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement

No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3) is applicable.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

e. Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The Clearing and depository operations for the Company's securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At December 31, 2010, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and trading revenue earned from its trading operations, net of clearing and certain execution expenses.

4. FAIR VALUE MESASUREMENTS OF INVESTMENTS IN SECURITIES

The Company adopted the provisions of SFAS No. 157 ("ASC 820"), "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2009. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the

best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010.

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Investments in Securities, at fair value	$1,658,391			$1,658,391
Liabilities				
Securities Sold Short, At fair value	$420,598			$420,598

5. COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases for its office located in New York City, New York. The operating lease for the Company's office requires escalating payments over a five year period. The lease expires on October 31, 2013. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight line basis and therefore, the difference between the rent expense per the lease terms and the financial statement amounts is included in accrued expenses as a deferred rent liability of $29,964.

6. CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $935,377, which exceeded the minimum requirement of $129,203 by $806,174. The Company's ratio of aggregate indebtedness to net capital ratio was 2.07 to 1.

8. OFF-BALANCE SHEET RISK

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company trading r activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. DUE TO MEMBERS

At December 31, 2010 the Company owes its Class A member for expenses paid by such member for the benefit of the Company. Expenses paid by the Class A member for the benefit of the Company include the purchase of computers, legal expenses, and certain trading and monitoring expenses. The net amount owed the Class A member at December 31, 2010 is $5,853.

In addition, the Class B members of the company are entitled to a total combined distribution of $365,114 representing their share of trading profits less allocated expenses at December 31, 2010.

10. SUBSEQUENT EVENTS

Events have been evaluated through February 20, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.

WTS PROPRIETARY TRADING GROUP, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2010

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NEW YORK 11231

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
WTS Proprietary Trading Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by WTS Proprietary Trading Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating WTS Proprietary Trading Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WTS Proprietary Trading Group, LLC's management is responsible for the WTS Proprietary Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John S. Miller, CPA

Brooklyn, New York
February 20, 2011

WTS PROPRIETARY TRADING GROUP, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2010	August 11, 2010	$ 579	
SIPC-7 general assessment for the year ended December 31, 2010	February 20, 2011	4,034	$ 4,613
		$ 4,613	$ 4,613

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.